UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————

FORM 6-K

———————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-31798

———————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

———————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

———————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 1H 2024 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 1H 2024 (Seperate)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 1H 2024 (Consolidated)

Summary of 1H 2024 Business Report

On August 14, 2024, Shinhan Financial Group (“SFG”) filed its 1H 2024 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)
▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.

▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.
▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
April 2023 AITAS Co., Ltd has changed its legal name to Shinhan Fund Partners.
▪
July 2024 Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Overview of the Business Group

Principal(Direct) Subsidiaries under Korean Law (as of the reporting date)

Subsidiaries	Ownership by SFG
Shinhan Bank	100%
Shinhan Card	100%
Shinhan Securities	100%
Shinhan Life Insurance 1)	100%
Shinhan Capital	100%
Shinhan Asset Management 2)	100%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100%
Shinhan Asset Trust 5)	100%
Shinhan DS	100%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100%
Shinhan Venture Investrment 7)	100%
Shinhan EZ General Insurance 8)	85.1%
SHC Management	100%
1)
Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd
2)
On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)
3)
Jeju Bank is currently listed on the Korea Exchange.
4)
On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
5)
The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.
6)
On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.
7)
On January 11, Neoplux changed its legal name to Shinhan Venture Investment.
8)
On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.
9)
On July 2024, Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100%
	Shinhan Bank Japan 1)	100%
	Shinhan Bank Europe	100%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100%
	Shinhan Bank China Limited	100%
	Shinhan Bank Canada	100%
	Shinhan Bank Vietnam	100%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	75%
	PT. Shinhan Indo Finance	76%
	Shinhan Microfinance Co., Ltd.	100%
	Shinhan Vietnam Finance Co. Ltd.	100%
	Shinhan Credit Information Co.Ltd	100%
Shinhan Securities	Shinhan Securities New York	100%
	Shinhan Securities Hong Kong	100%
	Shinhan Securities Vietnam Co., Ltd	100%
	PT Shinhan Securities Indonesia 2)	99%
	Shinhan Smilegate Global PEF1	10.0%
	Shinhan SKS PEF3)	9.59%
	Shinhan Praxis K-Growth Global Private Equity Fund 4)	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100%
	Shinhan Life Care Co., Ltd.	100%
	Shinhan Life Insurance Vietnam Limited Liability Company	100%
Shinhan Capital	Shinhan-We Venture Debt Fund	34.5%
Shinhan Asset Management	Shinhan Asset MGT HK, Limited	100%
	Shinhan Private Equity Fund 2nd	66.3%
	JS Shinhan Private Equity Fund	0.06%
	Shinhan Nautic Private Equity Fund I	9.23%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
1) SBJ DNX: SBJ Bank own 100% in the aggregate. 2) PT Shinhan Asset Management Indonesia : PT Shinhan Securities Indonesia own 75% in the aggregate.

Credit Ratings (as of June 30, 2024)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2024.01.19	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.01.29	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.03.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.04.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.05.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.05.21	Commercial Paper	A1	Korea Rating(A1~D)
2024.05.21	Electronic Short-term Bond	A1	Korea Rating(A1~D)
2024.06.24	Commercial Paper	A1	KIS Rating (A1~D)
2024.06.24	Electronic Short-term Bond	A1	KIS Rating (A1~D)
2024.06.28	Commercial Paper	A1	NICE Investors Service (A1~D)
2024.06.28	Electronic Short-term Bond	A1	NICE Investors Service (A1~D)

Capital Structure

Number of Shares (as of June 30, 2024)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	509,393,214
Number of preferred shares issued	-
Total outstanding shares	509,393,214
Treasury stocks (2)	3,175,154
Total outstanding shares with voting rights	506,218,060

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired 1 share of treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020 and 3,175,153 shares through the acquisition of treasury shares as a result of trust contract for acquisition of treasury stock signed on April 26, 2024.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on 25 April, 2022, 4,149,252 on 23 November, 2022, 3,676,470 on 28 March,2023, 4,243,281 on 16 June 2023, 2,842,929 on 31, August 2023, and 2,744,718 on 27 December 2023, and 3,366,257 on 22 March 2024 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

4) 17,482,000 shares of Convertible Preferred Shares had automatically converted to common shares on 1 May 2023 upon the completion of conversion claim period.

Dividends

		(KRW million)
Items	1H 2024 (Jan. 01 ~ Jun. 30)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	2,747,011	4,868,035	4,665,643
(Separate) Net Income	1,736,881	1,671,011	1,249,251
(Consolidated Earnings per share (Won)	5,219	8,048	8,498
Total Cash dividends	548,427	1,086,317	1,092,813
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	19.96	24.87	23.42
Cash dividend yield (%) – common shares	2.28	4.78	5.49
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,080	2,100	2,065
Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2022 is 22.65%, and FY 2023 is 24.66%.

2) FY2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

2. Business Results

Operating Results

	(KRW billion)
	1H 2024 (Jan. 01 ~ Jun. 30)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Net interest income	5,638	10,818	10,597
Interest income	14,435	27,579	20,092
Interest expense	8,798	16,761	9,496
Net fees and commission income	1,419	2,647	2,414
Fees and commission income	2,186	4,175	3,884
Fees and commission expense	767	1,528	1,471
Net insurance income	301	598	1,849
Insurance income	1,584	3,088	3,629
Insurance expense	1,283	2,490	1,780
Net gain(loss) on securities and FX trading/derivatives	1,540	2,485	-381
Provision for credit loss and impairment loss	-988	-2,251	-1,318
Net other operating income(expense)	-1,146	-2,300	-1,616
General and administrative expenses	2,844	5,895	5,644
Net operating income	3,921	6,101	5,906
Equity method income	-15	125	122
Other non-operating income(expense), net	-244	-261	339
Profit before income taxes	3,662	5,965	6,367
Income tax expense	863	1,487	1,611
Consolidated net profit	2,799	4,478	4,756
Net profit attributable to equity holders of the Group	2,747	4,368	4,666
Net profit attributable to non-controlling interest	52	110	90
1) Some of the totals may not sum due to rounding.. 2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1H 2024				FY 2023				FY 2022
		Jan. 01 ~ Jun. 30				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	393,366.2	55.4	5,009.6	2.56	383,064.0	56.3	9,790.8	2.56	374,433.2	57.3	4,642.7	1.24
	Borrowings	56,391.6	7.9	984.2	3.51	38,083.3	5.6	1,291.3	3.39	34,678.8	5.3	669.3	1.93
	Debt Securities Issued	84,170.3	11.9	1,637.9	3.91	76,797.0	11.3	2,735.4	3.56	78,719.1	12.1	1,901.5	2.42
	Other Liabilities	118,920.4	16.8	-	-	126,335.2	18.6	-	-	113,498.0	17.4	-	-
	Total Liabilities	652,848.5	92.0	-	-	624,279.5	91.8	-	-	601,329.1	92.1	-	-
	Total Stockholder's Equity	56,896.6	8.0	-	-	55,597.4	8.2	-	-	51,819.8	7.9	-	-
	Total Liabilities & SE	709,745.1	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-
Use	Cash & Due from Banks	34,947.1	4.9	382.1	2.20	34,892.3	5.1	590.8	1.69	29,660.1	4.5	282.9	0.95
	Loans	424,658.9	59.8	11,165.3	5.29	410,463.6	60.4	21,823.8	5.32	398,391.1	61.0	16,146.9	4.05
	Loans in KRW	331,579.4	46.7	8,201.3	4.97	317,950.0	46.8	16,093.6	5.06	308,197.4	47.2	11,760.0	3.82
	Loans in Foreign Currency	42,569.0	6.0	1,174.9	5.55	40,341.7	5.9	2,160.6	5.36	36,601.1	5.6	1,551.6	4.24
	Credit Card Accounts	27,710.3	3.9	1,111.9	8.07	27,965.4	4.1	2,162.1	7.73	27,229.1	4.2	1,979.3	7.27
	Others	22,800.2	3.2	677.2	5.97	24,206.5	3.6	1,407.5	5.81	26,363.5	4.0	856.0	3.25
	FVOCI Financial Assets	87,039.0	12.3	1,342.8	3.10	84,680.8	12.5	2,341.9	2.77	86,538.1	13.2	1,837.8	2.12
	AC Financial Assets	35,756.9	5.0	551.7	3.10	34,708.0	5.1	1,062.1	3.06	29,778.9	4.6	691.8	2.32
	Other Assets	83,235.6	11.8	-	-	115,132.2	16.9	-	-	108,780.7	16.7	-	-
	Total Assets	709,745.1	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-

1)The “Average Balance” is the arithmetric mean of the ending balance of each quarter.

2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Jun. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Aggregate Amount of Equity Capital (A)	52,567.6	50,192.5	46,981.8
Risk-Weighted Assets (B)	333,650.5	314,180.7	291,542.6
BIS Ratio (A/B)	15.76%	15.98%	16.11%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of June 30, 2024 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Jun. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Shinhan Bank	BIS Capital Adequacy Ratio	18.0	18.1	17.8
Shinhan Card	Adjusted Equity Capital Ratio	19.7	19.7	18.6
Shinhan Securities	Net Capital Ratio	1,285.1	926.6	1,112.9
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	238.0	250.8	267.7
Shinhan Capital	Adjusted Equity Capital Ratio	17.9	19.0	16.4
Shinhan Asset Management	Equity Capital (KRW billion)	289.3	233.2	213.3
	Minimum Capital Requirement (KRW billion)	48.5	49.1	46.8
Jeju Bank	BIS Capital Adequacy Ratio	18.0	17.5	16.4
Shinhan Savings Bank	BIS Capital Adequacy Ratio	18.6	14.4	12.4
Shinhan Asset Trust	Net Capital Ratio	413.7	926.8	1,107.7
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	376.2	469.4	620.8

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s wholly-owned subsidiary on June 30, 2022.
▪
The figures as of June 30, 2024 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 2Q report in 2024, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 1H 2024 business report and Shinhan EZ General Insurance's 1H2024 management disclosure.

▪

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Jun. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	Won Assets	Won Assets	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,790.2	277.5	645.2	721.2	235.9	305.8	875.4	131.7	664.5
Shinhan Card	22,008.5	6,536.6	336.7	21,732.0	5,970.0	364.0	21,102.5	5,863.2	359.9
Shinhan Securities	25,484.6	20,224.9	126.0	25,804.2	21,888.6	117.9	19,341.7	13,867.7	139.5
Shinhan Life Insurance	20,474.6	1,393.3	1,469.5	21,863.8	1,479.1	1,478.2	21,822.0	1,616.3	1,350.1
Shinhan Capital	3,087.9	989.0	312.2	2,760.2	1,064.9	259.2	2,949.0	722.3	408.3
Shinhan Savings Bank	610.9	411.8	148.4	721.7	602.2	119.8	684.1	576.2	118.7
Shinhan Asset Trust	146.7	9.8	1,497.9	185.2	21.2	872.0	314.3	27.3	1,151.2
Shinhan AI	31.9	0.1	484.2	28.0	0.9	30.5	30.3	0.8	36.9
Shinhan EZ General Insurance	123.6	4.8	2,579.5	135.3	2.0	6,788.2	83.5	1.7	4,918.8

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Jun. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	86,717.5	84,480.4	102.6	85,172.4	85,155.4	100.0	82,709.0	83,705.6	98.8
Jeju Bank	985.0	706.0	139.5	1,020.7	813.0	125.6	915.4	823.3	111.8

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After gradually raising the ratio from July 2023 onward, the plan is to increase it to 97.5% by july 2024 as part of the phased normalization process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Jun. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	41.6	20.7	200.8	33.3	20.8	160.2	65.0	9.9	655.7
Shinhan Life Insurance	1,956.5	215.8	906.5	2,598.7	174.4	1,490.1	1,123.3	173.7	646.9
Shinhan Securities	9,964.4	8,440.2	118.1	10,318.0	9,117.0	113.2	6,985.2	6,355.4	109.9
Shinhan Capital	63.6	0.6	11,431.5	55.6	0.4	13,556.1	79.6	0.4	18,859.5
Jeju Bank	16.0	14.0	114.1	13.4	2.2	605.7	13.8	14.3	96.9

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2024 1H	2023 4Q	2022 4Q
	Jan. 1 ~ Jun. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	150.4	157.8	141.1

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting from September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Jun. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Total Loans	436,851.2	413,664.8	412,421.1
Substandard & Below	3,419.2	2,668.4	2,122.9
Substandard & Below Ratio	0.78%	0.65%	0.51%
Non-Performing Loans	2,730.6	2,176.6	1,800.8
NPL Ratio	0.63%	0.53%	0.44%
Substandard & Below Coverage Ratio	133.68%	165.61%	176.99%
Loan Loss Allowance	4,570.8	4,419.1	3,757.4
Substandard & Below Loans	3,419.2	2,668.4	2,122.9

Separate Basis

(%)	Jun. 30 2024			Dec. 31 2023			Dec. 31 2022
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.25	0.19	206	0.24	0.19	233	0.25	0.20	202
Shinhan Card	1.38	0.73	236	1.31	0.70	248	0.92	0.43	315
Shinhan Securites	15.19	15.19	69	12.86	12.86	62	10.16	10.16	57
Shinhan Life Insurance	0.28	0.28	421	0.21	0.21	510	0.06	0.06	357
Shinhan Capital	6.09	3.69	57	1.74	0.74	193	0.93	0.72	118
Jeju Bank	1.42	1.29	96	0.98	0.87	120	0.55	0.46	128
Shinhan Savings Bank	7.75	11.31	61	4.38	9.10	93	2.45	4.27	143
Shinhan Asset Trust	67.81	36.81	51	64.66	64.66	15	23.07	23.07	84

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Jun. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Debt	11,228.1	11,190.4	10,779.8
Equity	27,103.6	26,099.1	26,676.5
Debt to Equity Ratio	41.43%	42.88%	40.41%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Jun. 30, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung Electronics	-	2,638.8	1.6	-	-	2,640.4
Woori Bank	1,633.7	-	606.6	-	-	2,240.2
Nong Hyup Bank	499.3	55.5	1,548.4	28.3	-	2,131.5
KB Bank	995.6	-	662.9	17.5	-	1,676.0
LG Display	736.2	694.6	138.1	97.0	-	1,665.9
KEB Hana Bank	900.4	24.2	642.3	37.0	-	1,603.9
Korea Electric Power Corporation	0.3	-	1,515.0	76.6	-	1,591.9
HD Hyundai Heavy Industries Co.,Ltd	0.0	9.7	0.2	1,527.2	-	1,537.1
S-Oil	500.7	827.2	117.0	14.9	-	1,459.8
Mirae Asset Securities	1,110.3	-	292.4	-	-	1,402.7
SK on Co.,Ltd	201.7	904.4	235.8	-	-	1,341.8
National Agriculture Cooperative Federation	79.0	-	1,180.2	-	-	1,259.1
Hotel Lotte	101.4	27.8	541.9	450.0	-	1,121.1
Korea Investment & Securities	830.3	-	227.8	27.8	-	1,085.9
Hyundai Card	33.3	65.4	903.2	65.5	-	1,067.5
Hyundai Steel	447.0	161.8	434.5	7.9	0.0	1,051.3
KT	100.1	-	905.2	44.9	-	1,050.2
LIG NEX1 Co.,Ltd	2.4	-	39.8	1,007.3	-	1,049.5
Samsung Heavy Industries Co.,Ltd	-	-	-	1,032.7	-	1,032.7
SBC PFV	920.0	-	22.5	-	-	942.5
Total	9,091.7	5,409.4	10,015.2	4,434.7	0.0	28,951.0
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Jun. 30, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	175.5	3,509.0	1,542.3	1,753.9	0.0	6,980.6
SK	1,620.8	1,237.3	2,417.5	973.5	0.0	6,249.0
Lotte	1,827.4	390.5	2,337.5	872.3	0.0	5,427.8
Hyundai Motor Company	1,174.2	1,056.2	2,250.1	482.9	9.0	4,972.4
Hyundai Heavy Industries	505.2	92.6	148.7	3,070.1	-	3,816.6
LG	1,131.8	826.6	1,092.1	266.7	-	3,317.2
Hanwha	1,051.1	406.0	815.6	829.0	0.0	3,101.8
LS	235.8	917.5	179.2	951.9	0.3	2,284.7
Shinsegae	872.8	44.5	540.0	155.7	-	1,613.1
KT	179.7	127.9	1,040.8	173.4	-	1,521.8
Total	8,774.3	8,608.2	12,363.7	9,529.4	9.3	39,284.9
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	145.2	145.2	35.2
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	64.2	64.2	64.2
D	Other financial service activities n.e.c.	56.5	56.5	56.5
E	Other financial service activities n.e.c.	41.7	41.7	1.0
F	Other financial service activities n.e.c.	40.4	40.4	21.5
G	Other financial service activities n.e.c.	27.8	27.8	27.8
H	Other financial service activities n.e.c.	27.1	27.1	1.1
I	Development and subdividing of other real estate	22.4	22.4	6.7
J	Other financial investment businesses	21.8	21.8	20.8
K	Other financial investment businesses	20.0	20.0	15.4
L	Renting of non-residential buildings	20.0	20.0	0.2
M	Development and subdividing of residential buildings	20.0	20.0	1.1
N	Management of residential real estate	20.0	20.0	0.6
O	Development and subdividing of residential buildings	20.0	20.0	2.1
P	Manufacture of sections for ships	21.9	19.9	20.2
Q	Other financial service activities n.e.c.	19.4	19.4	2.4
R	Other financial service activities n.e.c.	19.0	19.0	17.6
S	Other financial service activities n.e.c.	17.3	17.3	10.3
T	Other non-residential building construction	17.2	17.2	1.4
Total		767.3	767.3	431.6
Notes : ▪ Consolidated basis as of Jun. 30, 2024 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	1H 2024	FY 2023	FY 2022
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
1H 2024	KPMG Samjong Accounting Corp.	615 (quarterly basis)	Review/Audit of Financial Statements	3,717 Hours
	KPMG Samjong Accounting Corp.	68 (quarterly basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	270 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours

1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,351 million(excluding value-added taxes) for FY2024.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our board of directors are appointed in accordance with the Act on Corporate Governance of Financial Companies and related regulations. See “7. Directors, Executive Officers and Employees” for information about the member of board of directors.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

• Committees of the Board of Directors

We currently have seven management committees that serve under the board:

-
the Risk Management Committee;
-
the Audit Committee;
-
the Remuneration Committee;
-
the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-
the Committee for Recommending Candidates for CEO;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Committee for Subsidiary’s CEO Recommendation

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of 3 outside directors, namely Song Seongjoo (Chair), Lee Yong Guk and Choi Young-Gwon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Audit Committee

The Audit Committee currently consists of 3 outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon, and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of 3 outside directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Kim Jo Seol. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of 4 outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Song Seongjoo and Jin Hyun-duk. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of 5 directors, namely Yoon Jaewon (Chair), Jin Hyun-duk, Choi Young-Gwon, Bae Hoon and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of 1 executive director, 3outside directors and 1 Non-executive director namely Lee Yong Guk (Chair), Kim Jo Seo, Choi Jae Boong, Jin Okdong and Jung Sang Hyuk. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Committee for Subsidiary’s CEO Recommendation

The Committee for subsidiary’s CEO Recommendation was established in March 2021 and currently consists of 1 executive director and 4 outside directors, namely Jin Okdong (Chair), Kwak Su Keun, Bae Hoon, Yoon Jaewon and Lee Yong Guk. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group (as of Jun. 30, 2024)

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	42,070,912	8.26%
BlackRock Fund Advisors3)	29,063,012	5.71%
Employee Stock Ownership Association4)	25,860,474	5.08%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 509,393,214 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 25,790,029 shares owned in the Employee Stock Ownership accounts and 70,445 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jan. 2024	Feb. 2024	Mar. 2024	Apr. 2024	May. 2024	Jun. 2024
Price per share	High	40,850	45,300	51,500	46,850	49,000	48,150
	Low	36,350	41,350	44,050	40,550	45,800	45,400
	Avg.	38,041	43,289	47,640	43,724	47,243	46,897
Trading Volume		26,658,216	57,765,714	80,366,313	40,458,781	26,878,635	21,090,411
Highest Daily Trading Volume		6,962,512	10,298,785	23,699,462	3,657,539	2,926,485	1,914,676
Lowest Daily Trading Volume		356,649	1,443,410	1,218,353	1,127,773	763,379	728,944

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jan. 2024	Feb. 2024	Mar. 2024	Apr. 2024	May. 2024	Jun. 2024
Price per share	High	30.69	33.85	37.94	34.28	36.12	35.20
	Low	27.23	31.15	32.61	29.33	33.62	33.21
	Avg.	28.83	32.57	35.76	32.06	34.78	34.09
Monthly Trading Volume		3,089,730	2,533,291	2,924,340	3,466,803	1,834,047	1,922,675
Highest Daily Trading Volume		253,439	407,870	361,538	440,272	149,856	138,770
Lowest Daily Trading Volume		74,314	52,046	58,745	59,007	41,848	60,850
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2025
Bae Hoon	Jun. 30, 1953	Outside Director	March 25, 2021	March 2025
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2025
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2025
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2025
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2025
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2025
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Yoon Jaewon(Chair, Board of Director) has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Chun Sang-yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Part, Accounting Part, Group Business Synergy Part
Wang Ho-min	Jun. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center, Management Support Team, Brand Strategy Team, PR Team
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Part
Koh Seogheon	Sept. 27, 1968	Executive Director and Chief Strategy&Sustainability Officer	Strategic Planning Team, ESG Part, Digital Strategy Team, Strategy of ICT&Information Security Team,
Park Hyun Joo	Apr. 22, 1965	Deputy President and	Group Consumer Protection Part

Name	Date of Birth	Position	In Charge of
Chief Customer Protection Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Part	Group Digital Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Chun Sang-yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yeonsei University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Koh Seogheon has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Park Hyun Joo has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Jun. 30, 2024)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Jun. 30, 2024)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	1,096	548	-
Outside Directors	6	227	38	-
Audit committee members or internal auditor	3	122	41	-
Notes : Represents the total number of applicable persons as of Jun. 30, 2024.

Compensation to Non-registered directors

(As of Jun. 30, 2024)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	6	2,225	371	-

Top 5 Highest-Paid Individuals

1) Compensation exceeding Won 500 million- Individual basis

(KRW million)

Name	Position	Total Amount	Deferred Compensation
Jin Okdong	CEO	1,096

The performance-linked stock compensation (PS) consists of 11,729 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

2) Calculation criteria and method of compensation

(KRW million)

Name	Compensation Type		Total Compensation	Deferred Compensation
Jin Okdong	Earned Income	Salary	425

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	671

-The bonus consists of an annual performance bonus of 332 million won for 2023 and long-term performance bonuses (PS) of 144 million won and 195 million won, which were granted during the period of the individual's tenure as Vice President from 2017 to 2018. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

-The CEO's annual performance bonus is determined by reflecting the performance evaluation grade, which is based on factors such as the level of achievement of the group's KPI targets, the group's absolute profit scale compared to the past five years, and the scores of the group's KPIs and strategic tasks. The final payment is made after confirming whether any deductions are necessary based on the company's risk management evaluation score.

-In 2023, although the group's net profit decreased by 6.4% year-on-year to 4.368 trillion won, the decrease was attributed to proactive provisions and financial support measures. Despite this, the company maintained strong profit-generation capabilities, with significant increases in non-interest income through the management of its securities portfolio, the launch of the group’s universal app "Super SOL," which improved customer convenience, and the enhancement of customer service through the establishment of an AI contact center, which increased the group's platform MAU. Additionally, the company laid the groundwork for an internal control system by preparing to introduce a proactive governance structure. Considering these factors, the annual performance bonus of 332 million won was paid.

-The long-term performance bonuses (PS) granted in 2017 and 2018 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as shareholder value and profitability, as well as the absolute profit scale of the group compared to previous years. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

		Stock option	-	Not Applicable
		Other earned Income	-	Not Applicable

Name	Compensation Type	Total Compensation	Deferred Compensation
	Retirement Income	-	Not Applicable
	Other Income	-	Not Applicable

Stock Options

None

stock-based compensation system

- Cash compensation linked to stock

On February 29, 2024, through a resolution of the Remuneration Compensation Committee, our company granted cash compensation linked stock (PS) equivalent to 36,481 shares of our common stock to 9 executives, and the eligibility and amount of payment will be determined in the future based on the company's long-term performance and stock price from 2024 to 2027.

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2024 (KRW million)	Average Payment per person (KRW million)
Male	135	3 yrs 2 mths (15 yrs 9 mths)	12,678	94
Female	48	3 yrs 9 mths (12 yrs 5 mths)	3,033	64
Total	183	3 yrs 4 mths (14 yrs 11 mths) 1)	15,711	86
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1,2024 to Jun.30, 2024.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)

Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2024)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2024)
Shinhan Card	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	-
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2023-10-30	2024-04-30	4.69%	50	50	-	-	-
	Loan	2023-10-30	2024-04-30	4.81%	100	100	-	-	-
	Loan	2019-11-19	2025-02-04	2.79%	516	-	-	40	556
	Loan	2021-05-26	2026-05-12	1.53%	39	-	-	3	42
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	389	-	-	9	398
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	3	313
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	116	-	-	9	125
	Loan	2020-08-20	2025-08-20	2.55%	641	-	-	50	691
	Financial assets at FVPL	2021-06-14	-	2.93%	315	-	-	24	339
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	50	-	-	-
	Loan	2019-05-24	2024-05-24	1.92%	20	20	-	-	-
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	258	-	-	20	278
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	96	-	-	1	97
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	139	-	-	3	142
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50
Shinhan DS	Loan	2023-02-02	2024-02-01	3.86%	15	15	-	-	-
	Loan	2024-02-01	2025-01-30	3.78%	-	-	10	-	10

Shinhan Venture	Loan	2023-10-26	2024-02-26	4.58%	50	50	-	-	-
	Loan	2023-12-11	2024-04-11	4.08%	10	-	-	-	10
	Loan	2024-02-26	2025-02-26	3.84%	-	-	50	-	50
	Loan	2024-04-11	2024-10-11	3.65%	-	-	10	-	10
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	-	-	100	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	-	-	100	-	100
Total					5,304	395	270	162	5,341

9. Material Information after the reporting period

Announcement on Quarterly Cash Dividends

In accordance with the resolution of the Board of Directors on July 26, 2024, the Group resolved to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 273,357,752,400 (KRW 540 per share)

The total number of shares subject to dividend is 506,218,060 shares

Record date: June 30, 2024

Exclusion of Subsidiary from Holding Company (Shinhan AI)

On July 15, 2024, Shinhan Financial Group (hereinafter “SFG”) disclosed that ‘Shinhan AI’ has been dissolved from the list of group’s subsidiaries. SFG announced that reasons for exclusion of Shinhan AI was business liquidation. Cosequently, the total number of subsidiaries of SFG decreased from 16 to 15.

Corporate Value-up Plan of Shinhan Financial Group

In accordance with the resolution of the Board of Directors On July 26, 2024, the Group made a resolution to establish “2024 Shinhan Financial Grop Value-up Plan”.

SFG selected the following core targets for enhancement of the corporate valuation to achieve by 2027.

- Based on CET1 Ratio 13% or above, achieving ROE 10% and ROTCE 11.5%

- Increasing Shareholder Return Ratio to 50% level

- Improving TBPS through reducing the number of shares below 500 million by 2024, and down to 450 million by 2027.

For more detailed information, please refer to Form 6-K reported on July 26, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: August 14, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer